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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                         Hudson Chartered Bancorp, Inc.
- --------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
- --------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    443678107
                                 --------------
                                 (CUSIP Number)

                                James R. Williams
                              Randolph L. Williams
                      c/o J & J Log and Lumber Corporation
                                  Old Route 22
                          Dover Plains, New York 12522
                                 (914) 832-6535
- --------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               April 10, 1996
                           --------------------------
                      (Date of Event which Requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /.


                                           This document consists of
                                           8 pages.


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CUSIP No. 443678107


                                  SCHEDULE 13D

1.   Name of Reporting Person:          James R. Williams
     Social Security Number:            ###-##-####

2.   Check the Appropriate Box if a Member of a Group       (a)  /  /

                                                            (b)  /  /

3.   SEC Use Only

4.   Source of Funds:  Not applicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                     /  /

6.   Citizenship or Place of Organization:  United States

 Number of       7.  Sole Voting Power:                       3,696
  Shares
Beneficially     8.  Shared Voting Power:                   213,425
 Owned by
   Each          9.  Sole Dispositive Power:                  3,696
 Reporting
  Person        10.  Shared Dispositive Power:              213,425
   With

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  217,121

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                     /  /

13.  Percent of Class Represented by Amount in Row 11:  5.06%

14.  Type of Reporting Person:  IN


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CUSIP No. 443678107


                                  SCHEDULE 13D

1.   Name of Reporting Person:          Randolph L. Williams
     Social Security Number:            ###-##-####

2.   Check the Appropriate Box if a Member of a Group       (a)  /  /

                                                            (b)  /  /

3.   SEC Use Only

4.   Source of Funds:  Not applicable

5.   Check Box if Disclosure of Legal Proceedings is
     Required Pursuant To Items 2(d) or 2(e)                     /  /

6.   Citizenship or Place of Organization:  United States

 Number of      7.  Sole Voting Power:                          616
  Shares
Beneficially    8.  Shared Voting Power:                    213,425
 Owned by
   Each         9.  Sole Dispositive Power:                     616
 Reporting
  Person       10.  Shared Dispositive Power:               213,425
   With

11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:  214,041

12.  Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares                                     /  /

13.  Percent of Class Represented by Amount in Row 11:  4.99%

14.  Type of Reporting Person:  IN


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     This Amendment Number 1 to Schedule 13D is being filed to update certain information that has changed as a result of the receipt by the reporting persons of additional shares of common stock pursuant to a 10% stock dividend, and the conversion by certain shareholders of the company's preferred stock into shares of common stock.

ITEM 1.  SECURITY AND ISSUER.

     The title of the class of equity securities to which this Schedule 13D relates is the common stock, par value $0.80 per share, of Hudson Chartered Bancorp, Inc. ("Hudson Chartered Common Stock"). The address of the principal executive offices of Hudson Chartered Bancorp, Inc. ("Hudson Chartered") is Route 55, P.O. Box 310, LaGrangeville, New York 12540.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed on behalf of James R. Williams and his son, Randolph L. Williams (the "Reporting Persons"). Their business address is J & J Log and Lumber Corporation, Old Route 22, Dover Plains, New York, 12522 and their principal employment is as owners of J & J Log and Lumber Corporation, as well as other lumber companies.

     Both of the Reporting Persons are United States citizens.

     During the past five years, neither Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Persons acquired their shares of Hudson Chartered Common Stock in connection with the merger ("Merger") of Fishkill National Corporation ("FNC") with and into Community Bancorp, Inc. under the name of Hudson Chartered pursuant to an Agreement and Plan of Reorganization dated as of March 25, 1994, and a related Plan of Merger ("Plan of Merger"). The Merger was consummated on September 30, 1994 ("Effective Time"). Under the Plan of Merger, each issued and outstanding share of common stock of FNC, par value $2.50 per share ("FNC Common Stock") was converted at the Effective Time into 5.6 shares of Hudson Chartered Common Stock and cash in lieu of any fractional share.


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     At the Effective Time, James R. Williams had sole voting and dispositive power over 600 shares of FNC Common Stock and, together with his son Randolph L. Williams, had shared voting and dispositive power over 33,014 shares of FNC Common Stock, which shares were converted pursuant to the Plan of Merger into an aggregate of 188,237 shares of Hudson Chartered Common Stock.

     At the Effective Time, Randolph L. Williams had sole voting and dispositive power over 100 shares of FNC Common Stock and, together with his father James R. Williams, had shared voting and dispositive power over 33,014 shares of FNC Common Stock, which shares were converted pursuant to the Plan of Merger into an aggregate of 185,437 shares of Hudson Chartered Common Stock.

     The Reporting Persons acquired an aggregate of 19,519 shares of Hudson Chartered Common Stock in connection with a 10% stock dividend that was declared by Hudson Chartered on December 21, 1995 and distributed on January 31, 1996 to shareholders of record as of January 8, 1996 ("Dividend").

ITEM 4.  PURPOSE OF TRANSACTION.

     The Reporting Persons hold the shares of Hudson Chartered Common Stock for investment purposes. The Reporting Persons will continue to monitor their investment in Hudson Chartered, taking into account, without limitation, Hudson Chartered's business, financial condition, results of operations and prospects, and the securities markets in general. As a result of this continued monitoring, the Reporting Persons may acquire additional shares of Hudson Chartered Common Stock or may sell or otherwise dispose of all or some of their holdings of Hudson Chartered.

     Mr. James R. Williams is also a director of Hudson Chartered. In his capacity as a director of Hudson Chartered, Mr. James R. Williams may from time to time consider plans or proposals relating to: the acquisition or disposition of securities of Hudson Chartered; extraordinary corporate transactions involving Hudson Chartered or any of its subsidiaries; selling or transferring a material amount of assets of Hudson Chartered or any subsidiaries; changing the present board of directors or management of Hudson Chartered; materially changing the present capitalization or dividend policy of Hudson Chartered; making other material changes in Hudson Chartered's business or corporate structure; changing Hudson Chartered's charter, bylaws or instruments corresponding thereto or other actions which may affect control of Hudson Chartered; causing the Hudson Chartered Common Stock to no longer be quoted on the National Association of Securities Dealers Automated Quotations System; causing the Hudson Chartered Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934;


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or taking any action similar to any of those enumerated above.  In his capacity as a shareholder of Hudson Chartered, however, James R. Williams has no plans or proposals which relate to or would result in any of the foregoing actions. In addition, Randolph L. Williams has no plans or proposals which relate to or would result in any of the foregoing actions.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     James R. Williams has sole voting and dispositive power over 3,696 shares of Hudson Chartered Common Stock and, together with his son Randolph L. Williams, has shared voting and dispositive power over 213,425 shares of Hudson Chartered Common Stock, with an aggregate beneficial ownership of 217,121 shares, which shares represent approximately 5.06% of the approximately 4,293,699 shares of Hudson Chartered Common Stock issued and outstanding on April 10, 1996.

     Randolph L. Williams has sole voting and dispositive power over 616 shares of Hudson Chartered Common Stock and, together with his father James R. Williams, has shared voting and dispositive power over 213,425 shares of Hudson Chartered Common Stock, with an aggregate beneficial ownership of 214,041 shares, which shares represent approximately 4.99% of the approximately 4,293,699 shares of Hudson Chartered Common Stock issued and outstanding on April 10, 1996. Randolph L. Williams ceased to be a beneficial owner of more than 5% of the Hudson Chartered Common Stock on April 10, 1996.

     Except as otherwise described herein, the Reporting Persons do not beneficially own any shares of Hudson Chartered Common Stock. Other than receipt of shares of Hudson Chartered Common Stock in connection with the Dividend, routine quarterly dividend reinvestments under Hudson Chartered's Dividend Investment and Stock Purchase Plan, and the purchase of 1,000 shares at a price of $19.50 per share and 500 shares at a price of $20.00 per share on February 15, 1996 for the joint account of James and Randolph Williams in the Trust Department of First National Bank of the Hudson Valley, a subsidiary of Hudson Chartered, no other transactions in Hudson Chartered Common Stock were effected during the past 60 days by the Reporting Persons.

ITEM 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to
         SECURITIES OF THE ISSUER.

     The Reporting Persons do not have any contracts, arrangements, understandings or relationships with any person with respect to any securities of Hudson Chartered.


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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     Not applicable.


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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 24, 1996



/s/ James R. Williams
- ---------------------
James R. Williams



SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  May 24, 1996



/s/ Randolph L. Williams
- ------------------------
Randolph L. Williams